Exhibit 21

SURMODICS, INC.

SUBSIDIARIES

Name	State of Incorporation
Surmodics IVD, Inc.	Maryland
NorMedix, Inc.	Minnesota
Creagh Medical Limited	Ireland
SurModics MD, LLC	Minnesota
Surmodics MD Operations, LLC	Minnesota
Surmodics Coatings, LLC	Minnesota
Surmodics Coatings Mfg, LLC	Minnesota
Surmodics Holdings, LLC	Minnesota
Surmodics Shared Services, LLC	Minnesota
Vetex Medical Limited	Ireland